SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Results of 2022 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Thursday, June 30, 2022. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in the attached exhibit, which is being furnished herewith.

Exhibit

Reference is made to the exhibit attached hereto.

Results of 2022 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Thursday, June 30, 2022. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in Exhibit 99.1, which is being furnished herewith.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 30, 2022

Ferroglobe PLC announces the results of its Annual General Meeting held on Thursday, 30 June 2022. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	That the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2021 (the “U.K. Annual Report and Accounts”) be received.	132,551,200	99.99	5,140	0.00	70.77	14,478

2.	That the authority granted to the Board under Article 5 of the Articles of Association of the Company be renewed for an additional period expiring five years from the date of the Annual General Meeting.	110,030,922	83.00	22,533,545	17.00	70.77	6,351

3.	That the directors’ remuneration policy (the “Remuneration Policy”), as set out on pages 38 to 50 of the U.K. Annual Report and Accounts be approved.	121,189,203	91.41	9,144,234	6.90	70.77	2,237,381

4.	That the directors’ annual report on remuneration for the year ended 31 December 2021 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 35 to 37 and 51 to 63 of the U.K. Annual Report and Accounts be approved.	114,177,899	86.12	16,154,608	12.19	70.77	2,238,311

5.	That Javier López Madrid be re-elected as a director.	121,012,988	91.28	10,595,562	7.99	70.77	962,268

6.	That Marco Levi be re-elected as a director.	132,500,641	99.95	65,210	0.05	70.77	4,967

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
7.	That Marta Amusategui be re-elected as a director.	132,351,150	99.84	215,214	0.16	70.77	4,454

8.	That Bruce L. Crockett be re-elected as a director.	132,465,387	99.92	100,441	0.08	70.77	4,990

9.	That Stuart E. Eizenstat be re-elected as a director.	132,315,230	99.81	250,117	0.19	70.77	5,471

10.	That Manuel Garrido y Ruano be re-elected as a director.	132,453,012	99.92	112,080	0.08	70.77	5,726

11.	That Juan Villar-Mir de Fuentes be re-elected as a director.	132,444,287	99.91	121,464	0.09	70.77	5,067

12.	That Belén Villalonga be re-elected as a director.	132,500,321	99.95	65,925	0.05	70.77	4,572

13.	That Silvia Villar-Mir de Fuentes be re-elected as a director.	121,312,940	91.51	11,253,328	8.49	70.77	4,550

14.	That Nicolas De Santis be re-elected as a director.	132,497,210	99.95	68,641	0.05	70.77	4,967

15.	That Rafael Barrilero Yarnoz be re-elected as a director.	131,861,269	99.47	704,582	0.53	70.77	4,967

16.	That Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	132,310,117	99.81	257,709	0.19	70.77	2,992

17.	That the Audit Committee of the Board be authorized to determine the auditor’s remuneration.	132,327,359	99.81	236,187	0.18	70.77	7,272